UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FULL HOUSE RESORTS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

359678109
(CUSIP Number)

DANIEL R. LEE
c/o Full House Resorts
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
(702) 221-7800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	359678109
1	Name of Reporting Person
Daniel R. Lee
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6	Citizenship or Place of Organization
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power
1,775,308 (1)(2)
		8	Shared Voting Power

		9	Sole Dispositive Power
1,775,308 (1)(2)
		10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,775,308 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13	Percent of Class Represented by Amount in Row (11)
7.6% (3)
14	Type of Reporting Person (See Instructions)
IN

(1)
The calculations contained on this page include 491,580 shares underlying Mr. Lee’s Nonqualified Inducement Stock Option Grant Notice dated November 28, 2014 (the “Lee Option Agreement”). Pursuant to the Lee Option Agreement, 235,959 of the options subject to the Lee Option Agreement vested on November 28, 2015, and 1/48 of the total shares (i.e. 943,834) subject to the Lee Option Agreement vest on the 28th of each month thereafter. See Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2014 for a copy of the Lee option Agreement.

(2)
Includes (1) 127,945 shares beneficially owned by a subtrust for the benefit of Mr. Lee’s children; (2) 139,735 shares beneficially owned by a family trust for the benefit of Mr. Lee’s children; and (3) 15,926 shares beneficially owned by an account for the benefit of Mr. Lee’s daughter previously established pursuant to the Massachusetts Uniform Transfer to Minors Act. Mr. Lee has sole voting and dispositive power over these shares.

(3)
Based on 22,864,963 shares outstanding on November 10, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, and 491,580 shares that are exercisable within 60 days of the date hereof under the Lee Option Agreement.

Item 1.    Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock"), of Full House Resorts, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147.

Item 2.    Identity and Background

(a)	This statement is filed by Mr. Daniel R. Lee. (“Mr. Lee”).

(b)	Mr. Lee’s principal business address is 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147.

(c)	Mr. Lee’s principal occupation and employment is President and Chief Executive Officer of the Issuer.

(d)
Mr. Lee has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining, future violations of or prohibiting or mandating activities subject to, federal or state securities laws.

(e)
Mr. Lee, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Mr. Lee purchased (1) 1,050,359 shares at the conclusion of the Issuer’s rights offering at a purchase price of $1.30 per share on November 10, 2016 (see below discussion regarding the rights offering), and (2) 233,369 shares at a purchase price of $1.05 per share (inclusive of brokerage commissions) prior to September 24, 2014. The source of the funds used to acquire the foregoing shares of common stock by Mr. Lee was personal funds, and none of the funds used to purchase such shares were provided through borrowings of any nature.

Rights Offering

On August 15, 2016, the Issuer announced a $5 million rights offering. A registration statement on Form S-3 relating to these securities was declared effective by the U.S. Securities and Exchange Commission on October 6, 2016. The rights offering commenced on October 7, 2016 and the Issuer distributed, at no charge, non-transferable subscription rights to the holders of the Issuer's common stock as of August 25, 2016.

The Issuer closed on its rights offering on November 10, 2016. The Issuer received a total of $5 million of gross proceeds (or an estimated $4.7 million of net proceeds after offering costs) from the rights offering through the issuance of 3,846,154 shares of common stock at a price of $1.30 per share.

Of the 3,846,154 shares issued in connection with the rights offering, Mr. Lee purchased 1,000,000 shares as the standby purchaser in connection with the standby purchase agreement that the Company entered into with Mr. Lee on October 7, 2016. Under the standby purchase agreement, Mr. Lee agreed to hold such shares for a minimum period.

Additionally, on October 7, 2016, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Mr. Lee, pursuant to which the Issuer agreed to register the shares of common stock purchased by the Standby Purchaser under the Purchase Agreement.

Stock Options

On November 28, 2014, the Issuer and Mr. Lee entered into the Nonqualified Inducement Stock Option Grant Notice pursuant to which Mr. Lee received an option for 943,834 shares (the “Lee Option Agreement”). Pursuant to the Lee Option Agreement, 235,959 of the options subject to the Lee Option Agreement vested on November 28, 2015, and 1/48 of the total shares subject to the Lee Option Agreement vest on the 28th of each month thereafter. Under the Lee Option Agreement, 491,580 shares are exercisable within 60 days of the date hereof. The exercise price is $1.25 per share.

On May 10, 2016, the Compensation Committee of the Board of directors of the Issuer approved a grant of an option for 100,000 shares of common stock to Mr. Lee under the Issuer’s 2015 Equity Incentive Plan. The option has a term of ten (10) years vesting in three equal annual installments beginning on May 10, 2017. The exercise price is $1.70 per share.

Item 4.    Purpose of Transaction

Mr. Lee acquired the shares for investment purposes.

Except as described in this Schedule 13D and in his role as a director and officer of the Issuer, Mr. Lee does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)
Mr. Lee beneficially owns 1,775,308 shares of common stock, which represents 7.6% of the aggregate of (i) all shares of common stock outstanding on November 10, 2016, or 22,864,963 shares; and (ii) 491,580 shares that are exercisable within 60 days of the date hereof under the Lee Option Agreement.

(b)
Mr. Lee has sole voting and dispositive power as to 1,775,308 shares of common stock of the issuer (inclusive of the 491,580 shares that are exercisable within 60 days of the date hereof under the Lee Option Agreement).

(c)	Other than the transactions described above, Mr. Lee has not effected any transaction involving the Issuer's securities within the preceding sixty (60) days.

(d)
Mr. Lee (i) for himself, (ii) on behalf of the subtrust or family trust established for his children and (iii) on behalf of the account established for the benefit of Mr. Lee’s daughter pursuant to the Massachusetts Uniform Transfer to Minors Act, has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock reported hereunder.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth in Items 3, 5 and 7 of this Statement, Mr. Lee is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

1.
Standby Purchase Agreement, dated October 7, 2016, between the Company and Daniel R. Lee (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 7, 2016) (SEC File 001-32583).

2.
Registration Rights Agreement, dated October 7, 2016, between the Company and Daniel R. Lee (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 7, 2016) (SEC File 001-32583).

3.
Nonqualified Inducement Stock Option Grant Notice dated November 28, 2014 by and between Issuer and Daniel R. Lee. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 1, 2014) (SEC File 001-32583).

4.
2015 Equity Incentive Plan (Effective as of May 5, 2015) (Incorporated by reference to Attachment A to Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange commission on April 3, 2015) (SEC File 001-32583).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel R. Lee
Daniel R. Lee

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).